# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
New Sapience, Inc.

*Legal status of issuer*

    ***Form***
    Corporation

    ***Jurisdiction of Incorporation/Organization***
    Delaware

    ***Date of organization***
    March 13, 2015

*Physical address of issuer*
1997 Annapolis Exchange Parkway, Suite 300 - #121, Annapolis, MD 21401

*Current number of employees*
7

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $110,157 | $133,129 |
| **Cash & Cash Equivalents** | $38,748 | $95,721 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $925,935 | $663,377 |
| **Long-term Debt** | $230,745 | $119,035 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | -$1,563,939 | -$934,399 |


**June 26, 2026**


**FORM C-AR**

**New Sapience, Inc.**




       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by New Sapience, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.newsapience.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is June 26, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

***Forward Looking Statement Disclosure***

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

New Sapience, Inc. (the "Company") is a Delaware Corporation, formed on March 13, 2015. The Company was formerly known as Cruse Technologies LLC.

The Company is located at 1997 Annapolis Exchange Parkway, Suite 300 - #121, Annapolis, MD 21401.

The Company's website is www.newsapience.com.

The information available on or through our website is not a part of this Form C-AR.

**The Business**

New Sapience has developed a unique, patented technology: a compact and scalable system and methodology for reproducing commonsense and expert knowledge curated directly from human minds, in digital devices.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

*Uncertain Risk*

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

**Our business projections are only projections**

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

**The transferability of the Securities you are buying is limited**

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

**Your investment could be illiquid for a long time**

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

**If the Company cannot raise sufficient funds it will not succeed**

The Company might not sell enough securities in this or other offerings to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if the Company raises all the funds it seeks to raise now, it may need to raise more funds in the future, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. Even if the Company completes successful offerings in the future, the terms of those offerings might result in your investment in the Company being worth less, because later investors might get better terms.

**Operating capital could be difficult and expensive to find and raise**

We may not have enough capital as needed and may need to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It may be difficult for us to obtain credit on favorable terms for reasons relating to the Company itself or the broader economy. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property, and there is no guarantee we will be able to find a buyer for it. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

**Terms of subsequent financings may adversely impact your investment**

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, we may offer bonus shares which will increase your dilution and may result in a lower effective purchase price per share than your investment, and institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

**Projections: Forward Looking Information**

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

**Minority Holder; Securities with No Voting Rights**

The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

**You are trusting that management will make the best decision for the company**

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

**Our products could fail to achieve the sales projections we expected**

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than has been the case to date. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early-stage company and have not yet generated any profits New Sapience was formed on March 13, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. New Sapience has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

**We are an early-stage company and have limited revenue and operating history**

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that sapiens technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

**We might not be able to protect our patent portfolio properly.**

One of the Company's most valuable assets is its intellectual property. The Company currently owns one issued patent, has additional patent applications pending, and holds many trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

**Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective**

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

**The cost of enforcing our trademarks and copyrights could prevent us from enforcing them**

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyrights) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyrights) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyrights) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

**The Company is vulnerable to hackers and cyber-attacks**

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on New Sapience or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third- party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on New Sapience could harm our reputation and materially negatively impact our financial condition and business.

**Contrarian Technical Approach**

Artificial Intelligence has became a pre-eminent technological focus of our time. Machine Learning in particular has become nearly synonymous with AI, in the media at least. There are currently unprecedented levels of hype, exaggeration, and downright deception in the field of AI. New Sapience does not use machine learning and, in fact, has attempted to take a completely contrarian approach to all previous technologies known to the Company. This requires New Sapience to invest extra effort to distinguish itself from what others are doing. This will require the Company to expend significant resources, and the Company may never be successful in distinguishing itself as an attractive technology.

**Data privacy leaks**

Although New Sapience does not use machine learning technologies, elements of sapiens technology may be connected to the Internet and thus may accumulate and store personal data and information. Any identification and tracking of a person could come with a risk of data privacy exploitation and misuse. While New Sapience does not, and does not intend, to use, share, or sell this tracking information for marketing purposes, a data privacy leak could occur which would threaten the integrity of the Company. If a data leak occurs, this could harm the Company's reputation and negatively impact the Company's financial condition and future growth.

There is also a risk that a data leak could violate federal and state privacy laws. A violation of data privacy laws could result in significant fines, lawsuits, civil penalties, and criminal prosecution which would materially harm the Company's financial situation, reputation, and growth.

**Regulatory and legislative developments regarding artificial intelligence and machine learning**

The regulatory framework for machine learning technology, artificial intelligence, and automated decision making is evolving. While we believe our technology is distinguishable from other AI and machine learning technologies, it is possible that new laws and regulations regulating our technology will be adopted in the United States, the European Union, and other non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our platforms and technological approach. For example, the European Parliament adopted legislation that categorizes AI applications by a "risk" level category. Each risk level has corresponding rules, with the most stringent rules for the highest risk levels. The legislative requirements include pre-market testing mandates, risk mitigation systems, standards surrounding the datasets used to train AI systems, and additional requirements for human oversight. Other regulations are expected to be adopted, both in the U.S. and abroad, but given that the development of the regulatory framework is in the very early-stage, these regulations' ultimate impact on our business is not certain. These regulations could place restrictions on the design or use of our software and pose material impediments to our business model. The cost of complying with such laws or regulations could be significant and would decrease our operating expenses, which could adversely affect our business, financial condition, and results of operations. In addition, these regulations may affect our ability to provide and improve our services, which could result in compliance costs and potential increases in civil claims against us, which could adversely affect our business, operations, and financial situation.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

**BUSINESS**

**Description of the Business**

New Sapience has developed a unique, patented technology: a compact and scalable system and methodology for reproducing commonsense and expert knowledge curated directly from human minds, in digital devices.

**Business Plan**

We believe we will soon reach what we consider the "tipping point" capability in our core model build-out.

At this level, we believe sapiens may be able to comprehend, remember, and answer questions about virtually anything they are told within the scope of everyday human concerns and activities. We believe that when this milestone is reached, we will no longer have to explain how our technology works, because at that point, ideally anyone can see that it works.

At that point, supported by a public relations campaign and marketing, we anticipate putting sapiens online for public interaction. Our hope is that this event would be our public reveal of thinking machines that can understand what we say to them and have the intelligence to understand what we ask. We believe this event will shake the AI community to its foundations and ideally position the company to attract the additional capital and talent required for additional growth.

We plan on incorporating the core technology that underlies this milestone into every sapiens product and application going forward. From that point, provided we have sufficient funding, we expect to focus on the development and release of our first product. We believe this product, the Companion Sapiens, will be the vanguard of our consumer product line.

At initial release, it may require little more than the basic language understanding it had at the tipping point milestone to provide a utility we believe no other product has ever had.

We believe it will serve as auxiliary or out-board personal memory, able to understand, remember, and answer queries about every personal detail the user shares with it in perpetuity.

We believe the initial total addressable market for the Companion could be equal to the number of English-speaking users of mobile devices (with more languages anticipated to follow quickly). Offered as SaaS with large gross margins, our financial projections anticipate the company becoming profitable within months.

We believe our Pro-Sapiens product lines will add market-specific expert knowledge to the common core for each vertical.

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Thomas Loveland

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Position: Chief Administrative Officer, Annual Salary $100,000
Dates of Service: February 2022 - Present
Responsibilities: Assist CEO in all administrative matters

Position: Board Member
Dates of Service: December 2021 - Present

Responsibilities: board member

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Employer: Mind Over Machines, Inc.
Title: CEO
Dates of Service: April 1989 - Present
Responsibilities: Strategic Vision

***Education***

University of Washington; St. John's College; University of Chicago

***Name***

Bryant George Cruse

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Position: Founder & CEO
Dates of Service: March 2015 - Present
Responsibilities: Mr. Cruse articulates the Vision and Mission for the company as well as holding direct responsibility for on-going operations and finance.

Position: President
Dates of Service: March 2015 - Present
Responsibilities: This is the legally recognized title for Chief Executive Officer

Position: Chief Technical Officer
Dates of Service: March 2015 - Present
Responsibilities: In this role Mr. Cruse is responsible for Company's technology development

Position: Chairman of the Board of Directors
Dates of Service: March 2022 - Present
Responsibilities: Leads the Board of Directors

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Mr. Cruse's principal occupation for the past three years has been his full-time service to the Company in the roles described above. He has not been employed by any other entity during this period.

***Education***

BA, St. Johns College; MS, Johns Hopkins University: MS (equivalent), Lockheed Artificial Intelligence Center

***Name***

William Robert Bandy

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Position: Chief Intellectual Property Officer, Annual salary $0
Dates of Service: March 2015 - Present
Responsibilities: Manage patent portfolio

Position: Secretary
Dates of Service: March 2015 - Present
Responsibilities: Corporate Secretary

Position: Member, Board of Directors
Dates of Service: March 2015 - Present
Responsibilities: Provides guidance and advice to management team

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Employer: Symmatrics, Inc. formerly known as Matrix 2
Title: Board Member
Dates of Service: November 2016 - Present
Responsibilities: Guidance and direction to management team

***Education***

BS, University of Oklahoma; MS, University of Oklahoma; Ph.D., University of Maryland

***Name***

William F. Readdy

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Position: Director, Chief Partnerships Officer, Annual salary $0
Dates of Service: December 2022 - Present
Responsibilities: Director, Chief Partnerships Officer

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Employer: American Pacific Corp
Title: Senior Advisor to the CEO
Dates of Service: November 2005 - Present
Responsibilities: Technical Advice

Employer: York Space Systems, LLC.
Title: Advisory Board Member
Dates of Service: April 2014 - Present
Responsibilities: Aerospace/Satellite Technical Advice

Employer: Aerojet Rocketdyne Corp
Title: Strategic Advisory Group Member
Dates of Service: May 2014 - Present
Responsibilities: Aerospace/Launch Vehicle Technical Advice

Employer: Helicity Space Corp
Title: Advisory Board Member
Dates of Service: November 2019 - Present
Responsibilities: Aerospace/Spaceflight Technical Advice

Employer: STARS Technology Corp.
Title: Advisory Board Member
Dates of Service: April 2021 - Present
Responsibilities: Aviation Industry Technical Advice

Other business experience in the past three years:

Employer: Astrobotic Technology
Title: Board Member
Dates of Service: November 2008 - March 2021
Responsibilities: Was one of the original investors and board members of Astrobotic Technology in 2008. Provided direction, as well as strategic and tactical advice for the startup company, which has since blossomed into NASA's premier provider of lunar spacecraft for the NASA Commercial Lunar Payload Services program.

Employer: Firefly Aerospace
Title: Advisory Board Member
Dates of Service: May 2018 - December 2021
Responsibilities: Was hand-picked by Founder and CEO Tom Markusic as a technical advisor on technical and programmatic issues prior to the launch of the first flight of the 'Alpha' launch vehicle and Firefly Aerospace's successful pursuit of the NASA Commercial Lunar Payload Services program.

Employer: NASA- National Aeronautics and Space Administration
Title: Vice Chairman, International Space Station (ISS) Advisory Committee
Dates of Service: January 1994 - Present
Responsibilities: Deputy to Chairman of NASA Advisory Committee. Review NASA ISS program status and issues and advise NASA on courses of action.

Employer: Discovery Partners Int'l
Title: Managing Partner
Dates of Service: October 2005 - Present
Responsibilities: Founder in 2005 and now the sole partner of aerospace consultancy. Manage clients, deliverables, manage finances, on matters related to aerospace and technology.

*Education*

BS, Aerospace Engineering, U.S. Naval Academy; Distinguished Graduate, U.S. Naval Test Pilot School

**Officers of the Company**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

*Name*

Thomas Loveland

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Position: Chief Administrative Officer, Annual Salary $100,000
Dates of Service: February 2022 - Present
Responsibilities: Assist CEO in all administrative matters

Position: Board Member
Dates of Service: December 2021 - Present
Responsibilities: board member

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Employer: Mind Over Machines, Inc.
Title: CEO
Dates of Service: April 1989 - Present
Responsibilities: Strategic Vision

*Name*

Bryant George Cruse

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Position: Founder & CEO
Dates of Service: March, 2015 - Present
Responsibilities: Mr. Cruse articulates the Vision and Mission for the company as well as holding direct responsibility for on-going operations and finance.

Position: President
Dates of Service: March 2015 - Present
Responsibilities: This is the legally recognized title for Chief Executive Officer

Position: Chief Technical Officer
Dates of Service: March 2015 - Present
Responsibilities: In this role Mr. Cruse is responsible for Company's technology development

Position: Chairman of the Board of Directors
Dates of Service: March 2022 - Present
Responsibilities: Leads the Board of Directors

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Mr. Cruse's principal occupation for the past three years has been his full-time service to the Company in the roles described above. He has not been employed by any other entity during this period.

***Name***

William Robert Bandy

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Position: Chief Intellectual Property Officer, Annual salary $0
Dates of Service: March 2015 - Present
Responsibilities: Manage patent portfolio

Position: Secretary
Dates of Service: March 2015 - Present
Responsibilities: Corporate Secretary

Position: Member, Board of Directors
Dates of Service: March 2015 - Present
Responsibilities: Provides guidance and advice to management team

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Employer: Symmatrics, Inc. formerly known as Matrix 2
Title: Board Member
Dates of Service: November 2016 - Present
Responsibilities: Guidance and direction to management team

***Name***

William F. Readdy

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Position: Director, Chief Partnerships Officer, Annual salary $0
Dates of Service: December 2022 - Present
Responsibilities: Director, Chief Partnerships Officer

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Employer: American Pacific Corp
Title: Senior Advisor to the CEO
Dates of Service: November 2005 - Present
Responsibilities: Technical Advice

Employer: York Space Systems, LLC.
Title: Advisory Board Member
Dates of Service: April 2014 - Present
Responsibilities: Aerospace/Satellite Technical Advice

Employer: Aerojet Rocketdyne Corp
Title: Strategic Advisory Group Member
Dates of Service: May 2014 - Present
Responsibilities: Aerospace/Launch Vehicle Technical Advice

Employer: Helicity Space Corp
Title: Advisory Board Member
Dates of Service: November 2019 - Present
Responsibilities: Aerospace/Spaceflight Technical Advice

Employer: STARS Technology Corp.
Title: Advisory Board Member
Dates of Service: April 2021 - Present
Responsibilities: Aviation Industry Technical Advice

Other business experience in the past three years:

Employer: Astrobotic Technology
Title: Board Member
Dates of Service: November 2008 - March 2021
Responsibilities: Was one of the original investors and board members of Astrobotic Technology in 2008. Provided direction, as well as strategic and tactical advice for the startup company, which has since blossomed into NASA's premier provider of lunar spacecraft for the NASA Commercial Lunar Payload Services program.

Employer: Firefly Aerospace
Title: Advisory Board Member
Dates of Service: May 2018 - December 2021
Responsibilities: Was hand-picked by Founder and CEO Tom Markusic as a technical advisor on technical and programmatic issues prior to the launch of the first flight of the 'Alpha' launch

vehicle and Firefly Aerospace's successful pursuit of the NASA Commercial Lunar Payload Services program.

Employer: NASA- National Aeronautics and Space Administration
Title: Vice Chairman, International Space Station (ISS) Advisory Committee
Dates of Service: January 1994 - Present
Responsibilities: Deputy to Chairman of NASA Advisory Committee. Review NASA ISS program status and issues and advise NASA on courses of action.

Employer: Discovery Partners Int'l
Title: Managing Partner
Dates of Service: October 2005 - Present
Responsibilities: Founder in 2005 and now the sole partner of aerospace consultancy. Manage clients, deliverables, manage finances, on matters related to aerospace and technology.

### *Name*

Mark Hyman

### *All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Position: Chief Strategy Officer. Mr. Hyman currently receives compensation at the rate of $204,000 per year paid in the form of fully vested Company stock options. The Company intends to switch Mr. Hyman's compensation from stock options to cash once the Company has sufficient cash. As of December 31, 2025, Mr. Hyman held no Company equity or outstanding stock options; his option-based compensation began accruing on January 1, 2026.
Dates of Service: January 1, 2026 - Present
Responsibilities: collaborate with the Chief Executive Officer and executive management team in developing, executing, sustaining, and communicating the company's strategic visions and initiatives.

### *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Employer: Sinclair.
Title: Senior National Investigative Correspondent.
Dates of Service: January 2006 – August 2024.
Responsibilities: investigative correspondent, election debate moderator, television news specials host, Capitol Hill bureau chief.

### *Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 7 employees

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| | |
|---|---|
| **Type of security** | Class A Common Stock |
| **Amount outstanding** | 11,478,572 |
| **Voting Rights** | Ten votes per share |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. |
| **Other Material Terms or information.** | There are no material rights associated with Class A Voting Common Stock. |

| Type of security | Class B Common Stock |
|---|---|
| Amount outstanding | 8,667,828 |
| Voting Rights | There are no voting rights associated with Class B Non-Voting Common Stock. |
| Anti-Dilution Rights | |
| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. |
| Other Material Terms or information. | |

| Type of security | Warrants for Class B Common Stock |
|---|---|
| **Amount outstanding** | 282,393 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. |
| **Other Material Terms or information.** | |

**Stock Options**

As of December 31, 2025, the Company has 4,261,095 stock options outstanding under the New Sapience, Inc. 2015 Stock Incentive Plan, each exercisable for one share of Class B Non-Voting Common Stock. An additional 977,933 shares of Class B Non-Voting Common Stock are reserved but unissued under the Plan, available for future grants. Stock options carry no voting rights until exercised.

The Company has the following debt and accrued obligations outstanding as of the fiscal year covered by this report:

**Section 1: Demand Promissory Notes from Officers and Directors**

| | |
|---|---|
| **Type of debt** | Promissory Note (Revolving) |
| **Name of creditor** | Bryant George Cruse |
| **Amount outstanding** | $103,000 |
| **Interest rate and payment schedule** | 0.0% (non-interest-bearing) |
| **Amortization schedule** | |
| **Describe any collateral or security** | Unsecured |
| **Maturity date** | On demand |
| **Other material terms** | Drawn balance under a revolving promissory note dated August 1, 2018 with a maximum principal of $250,000. Payable upon demand by the lender. The note is held by the Company's Chief Executive Officer and Chairman. See "Transactions with Related Persons." |

| | |
|---|---|
| **Type of debt** | Promissory Note (Revolving) |
| **Name of creditor** | Sean Reineke |
| **Amount outstanding** | $20,000 |
| **Interest rate and payment schedule** | 0.0% (non-interest-bearing) |
| **Amortization schedule** | |
| **Describe any collateral or security** | Unsecured |
| **Maturity date** | On demand |
| **Other material terms** | Drawn balance under a revolving promissory note dated October 13, 2015 with a maximum principal of $100,000. Payable upon demand |

| | by the lender. |
|---|---|

| Type of debt | Promissory Note |
|---|---|
| Name of creditor | Sean Reineke |
| Amount outstanding | $437,122 |
| Interest rate and payment schedule | 0.0% (non-interest-bearing) |
| Amortization schedule | |
| Describe any collateral or security | Unsecured |
| Maturity date | On demand |
| Other material terms | Promissory note dated December 31, 2019 documenting historical accrued and unpaid salary obligations. Payable upon demand by the lender. |

| Type of debt | Promissory Note |
|---|---|
| Name of creditor | Valkeir Corporation |
| Amount outstanding | $29,892 |
| Interest rate and payment schedule | 0.0% (non-interest-bearing) |
| Amortization schedule | |
| Describe any collateral or security | Unsecured |
| Maturity date | On demand |
| Other material terms | Promissory note dated December 31, 2023. Payable upon demand by the lender. The lender is an entity controlled by the Company's Chief Executive Officer and Chairman. See "Transactions with Related Persons." |

**Section 2: Convertible Promissory Notes**

| | |
|---|---|
| **Type of debt** | Convertible Promissory Note |
| **Name of creditor** | William Francis Readdy |
| **Amount outstanding** | $150,000 |
| **Interest rate and payment schedule** | 10.00% per annum, simple interest, payable on Maturity Date |
| **Amortization schedule** | |
| **Describe any collateral or security** | Unsecured |
| **Maturity date** | December 31, 2026 (with respect to $15,000 principal originally dated November 8, 2024 and $50,000 principal originally dated March 28, 2025); July 31, 2026 (with respect to $50,000 principal dated August 1, 2025); September 24, 2026 (with respect to $35,000 principal dated September 25, 2025) |
| **Other material terms** | Convertible into Class B Non-Voting Common Stock. Provides for accelerated payment in the event of a Sale of the Company or Dissolution Event prior to maturity. The Holder is a Director and the Company's Chief Partnerships Officer. See "Material Changes and Other Information" and "Transactions with Related Persons." |

| | |
|---|---|
| **Type of debt** | Convertible Promissory Note |
| **Name of creditor** | William R. Bandy |
| **Amount outstanding** | $50,000 |
| **Interest rate and payment schedule** | 10.00% per annum, simple interest, payable on Maturity Date |
| **Amortization schedule** | |
| **Describe any collateral or security** | Unsecured |
| **Maturity date** | December 31, 2026 |
| **Other material terms** | Note dated November 27, 2024. Convertible at the Holder's election into Class B Non-Voting Common Stock at $2.00 per share. Provides for accelerated payment in the event of a Sale of the Company or Dissolution Event. The Holder is a Director, Officer, and Secretary of the Company. See "Transactions with Related Persons." |

| | |
|---|---|
| **Type of debt** | Convertible Promissory Note |
| **Name of creditor** | William B. Avellone 2004 Trust |
| **Amount outstanding** | $15,000 |
| **Interest rate and payment schedule** | 10.00% per annum, simple interest, payable on Maturity Date |
| **Amortization schedule** | |
| **Describe any collateral or security** | Unsecured |
| **Maturity date** | December 31, 2026 |
| **Other material terms** | Note dated November 8, 2024. Subject to automatic conversion in a Qualified Financing of $5,000,000 or more at a 50% discount or $100,000,000 valuation cap; otherwise convertible into Class B Non-Voting Common Stock at the Valuation Cap divided by fully diluted shares. Provides for accelerated payment upon Sale of the Company or Dissolution Event. |

| | |
|---|---|
| **Type of debt** | Accrued Interest on Convertible Promissory Notes |
| **Name of creditor** | (Various — see above) |
| **Amount outstanding** | $15,745 |
| **Interest rate and payment schedule** | Accrued interest payable on the Maturity Date of each underlying note |
| **Amortization schedule** | |
| **Describe any collateral or security** | |
| **Maturity date** | |
| **Other material terms** | Represents accrued and unpaid interest on the Convertible Promissory Notes outstanding as of December 31, 2025. |

**Section 3: Accrued Vendor and Operating Obligations**

| Type of debt | Accrued Legal Fees |
|---|---|
| Name of creditor | Fitch, Even, Tabin & Flannery |
| Amount outstanding | $13,580 |
| Interest rate and payment schedule | Non-interest-bearing |
| Amortization schedule | |
| Describe any collateral or security | |
| Maturity date | |
| Other material terms | Past-due accrued professional fees. The creditor is forbearing collection. |

| Type of debt | Accrued Operating Expenses |
|---|---|
| Name of creditor | (Various vendors and contractors) |
| Amount outstanding | $322,726 |
| Interest rate and payment schedule | Non-interest-bearing |
| Amortization schedule | |
| Describe any collateral or security | |
| Maturity date | |
| Other material terms | Represents accrued and unpaid operating obligations as of December 31, 2025, including accrued vendor payables and accrued unpaid compensation. A portion of this balance represents accrued and unpaid compensation owed to current officers and directors of the Company. See "Transactions with Related Persons." |

The total amount of outstanding debt and accrued obligations of the Company as of December 31, 2025 is $1,157,065, as reflected on the Company's balance sheet attached hereto as Exhibit A. The sum of items shown above may differ slightly from this total due to rounding of individual line items to whole dollars and the exclusion of immaterial payroll clearing balances.

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | 1,600,696 | $1,762,226.00 | Employee Salaries | December 12, 2016 | Section 4(a)(2) |
| Common Stock | 406,392 | $1,146,362.75 | We spent significantly more money marketing our crowdfunding campaign than we anticipated would be needed to drive a successful campaign. During 2023 approximately 10% of our expenditures went to StartEngine platform fees, 40% to marketing, 40% to research and development, and 10% to working capital. | May 23, 2023 | Regulation CF |
| Common Stock | 166,562 | $666,248 | The vast majority went toward salaries, and a modicum toward operating expenses. | January 22, 2024 | Regulation D |
| Common Stock | 709,452 | $2,483,882.80 | Approximatel | April 12, | Regulation |

| | | | | 2024 | CF |
|---|---|---|---|---|---|
| | | | y 45% of proceeds went to campaign platform fees and marketing expenses. Most of the remainder went toward salaries, and a modicum toward operating expenses. | | |
| Common Stock | 62,658 | $269,168.58 | Approximately 10% of proceeds went to campaign platform fees and marketing expenses. The vast remainder went toward salaries, and a modicum toward operating expenses. | June 3, 2025 | Regulation CF |
| Common Stock | 50,000 | $100,000 | The vast majority went toward salaries, and a modicum toward operating expenses. | December 11, 2025 | Regulation D |

## Ownership

A majority of the Company is owned by a few people and entities, including: Valkeir Corporation, Bryant Cruse, Sean Reineke, Karsten Huneycutt, William Bandy, and Mary Jo Jordan Revocable Trust.

Below, the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Voting Power |
|------|------|
| Valkeir Corporation | 69.7% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and the financial statements attached hereto as Exhibit A, in addition to the following information. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.**

### Reclassifications

Certain prior-year balances and current-year balances have been reclassified to align with the current presentation of the Company's financial statements. Specifically:
The Note Payable to Sean Reineke ($20,000) and the Note Payable to Valkeir Corporation ($29,892), each of which is a demand-callable promissory note, have been reclassified from Long-term Liabilities to Current Liabilities to reflect that the Holder may demand payment within twelve months. This reclassification affects both the most recent fiscal year-end and the prior fiscal year-end presented.

The Company also reclassified $437,122.47 owed to Sean Reineke from Accrued Salary to Note Payable, reflecting the substance of the obligation as documented in a Promissory Note executed by the parties on December 31, 2019. The amount had previously been classified as Accrued Salary; the Company corrected the classification at year-end to align with the legal character of the obligation.

During the current year, the Company also identified and corrected certain prior-year amounts. The Company reclassified $11,585.85 of previously expensed legal and offering-related costs to Deferred Offering Costs, a current asset, and corrected the classification of certain advertising and other operating expenses. The net effect was to increase the prior-year net loss by $31,386, from $903,013 to $934,399, and to increase prior-year Total Assets by $11,586, from $121,543 to $133,129. Total Liabilities for the prior year were unchanged.

The reclassification of demand notes and accrued salary described above has no effect on Total Liabilities or on Net Income for any period presented.

### Debt-to-Equity Settlement

During fiscal year 2025, the Company satisfied $67,843.52 of accrued vendor obligations to Lockwood Software Engineering, Inc. through the issuance of 16,961 shares of Class B Non-Voting Common Stock at a per-share value of $4.00, pursuant to a Debt Satisfaction and Stock Issuance Settlement Agreement effective October 1, 2025.

**Equity Issuance for Advisory Services**

On October 17, 2025, the Company issued 25,000 shares of Class B Non-Voting Common Stock to Livingston Securities, LLC, the Company's broker-dealer, as a nonrefundable retainer for ongoing advisory services valued at $4.00 per share, pursuant to an Engagement Letter dated October 8, 2025.

**Operations**

LIQUIDITY AND CAPITAL RESOURCES The Company remains in research and development mode, has not commenced principal operations, and will likely realize losses prior to generating positive working capital for an unknown period of time. From its inception, the Company has operated almost entirely on capital contributions with negligible revenue generation (<$100,000.) The bulk of these funds have come from "friends and family" and crowdfunding investors. As of March 31, 2026, the Company has capital resources available in the form of $57,879 cash on hand and operates at a reduced monthly burn rate of $50,000. During the next twelve months, the Company intends to finance its operations with funds from capital investment. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs, but no assurance can be given that the Company will be successful in these efforts.

OPERATIONAL CHALLENGES To date, we have raised capital from multiple private investors rather than from institutions. This means funds are received by the Company in smaller amounts over time instead of as large tranches. This will continue under Regulation CF and Regulation D equity offerings. Thus our key challenge is to throttle staff expansion to match our rate of funding. Future challenges related to capital resources:

• Raising capital up to now has been a challenge for several reasons that we believe we understand. Venture capital has largely moved away from seed funding, and venture capital still active in seed funding consistently follows current trends. In artificial intelligence, that trend is machine learning which has become synonymous with AI. Our technology has nothing to do with machine learning and thus runs counter to the current trend.

• We don't fit the traditional model. We believe our approach is so radically different from any current approach to artificial intelligence that technical due diligence is a problem for institutional investors since it requires them to do a deep dive most seem unwilling to pursue into technology they are unfamiliar with. For this reason, we have concentrated on, and plan to continue, marketing to individuals who can invest their own money based on their own judgement.

• Though we have had a good success rate when we pitch to individuals, here too the uniqueness of our technology creates challenges. Many people, before investing in technology, like to seek input from people with more expertise in the field. There are plenty of "AI experts" today, but to most of them AI is synonymous with data science, thus they are the last people one should ask about our technology. That is why we put together our New Sapience 101 course, so people can educate themselves. However, we understand that not every prospective investor is willing to spend hours watching our videos on YouTube.

• Another downside has been the time it takes to identify potential investors, which, with our small staff, takes away from technology development.

While we have made much progress refining our message, we have seen that as our technical demonstrations have become more compelling, explaining our technology and how it works becomes less important. Currently, our technical efforts are focused on reaching what we call the "Tipping Point" milestone. We are targeting a level of general conversational language comprehension and articulation that will reduce the need to justify our "new and strange" approach and explain how our technology works, because we believe it so clearly does work. Our first milestone toward this tipping point will be a private beta test program leading toward an initial consumer product. We plan to begin the program this year and invite existing investors with iPhones to participate. Over the course of the test program, we will upgrade our technology's capabilities to enhance its utility and broaden its user appeal.

**Liquidity and Capital Resources**

On December 12, 2016 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,762,226.

On May 23, 2023 the Company conducted an offering pursuant to Regulation CF and raised $1,146,362.

On January 22, 2024 the Company conducted an offering pursuant to Regulation D and raised $666,248.

On April 12, 2024 the Company conducted an offering pursuant to Regulation CF and raised $2,483,882.

On June 3, 2025 the Company conducted an offering pursuant to Regulation CF and raised $269,168.

On December 11, 2025 the Company conducted an offering pursuant to Regulation D and raised $100,000.

The Company has no committed sources of additional capital. Operations are funded from cash on hand and proceeds from the offerings listed above, and the Company intends to raise additional capital through future offerings to continue operations.

**Material Changes and Other Information**

Subsequent to the fiscal year covered by this report, the Company closed its Regulation CF offering in February 2026 and has continued to raise capital pursuant to its ongoing Regulation D offering. The Company's current capital position reflected in this Form C-AR includes proceeds from these post-fiscal-year-end activities.

On January 28, 2026, all four Convertible Promissory Notes held by William Francis Readdy, with aggregate principal of $150,000 plus accrued interest, were satisfied by conversion into Class B Non-Voting Common Stock at the conversion price of $2.00 per share.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

**The Company has the following transactions with related persons:**

### Promissory Notes Held by Related Persons

- Bryant George Cruse, the Company's Chief Executive Officer and Chairman, has provided ongoing financing to the Company under a revolving promissory note dated August 1, 2018, with a maximum principal amount of $250,000. As of December 31, 2025, $103,000 was outstanding under the note. The note is non-interest-bearing, has no fixed maturity, and is payable upon demand by the lender.

- Valkeir Corporation, an entity controlled by Bryant George Cruse and the beneficial owner of 69.7% of the Company's outstanding voting equity securities, holds a promissory note with the Company in the principal amount of $29,892. The note is non-interest-bearing, has no fixed maturity, and is payable upon demand. The Company is dependent on Valkeir Corporation's continued forbearance with respect to collection.

### Convertible Promissory Notes Held by Related Persons
The Company has Convertible Promissory Notes outstanding to the following directors and officers as of December 31, 2025:

- William Francis Readdy, a Director and the Company's Chief Partnerships Officer, held Convertible Promissory Notes with aggregate principal of $150,000 plus accrued interest as of December 31, 2025. Each note bore simple interest at 10.00% per annum and was convertible into Class B Non-Voting Common Stock. Subsequent to fiscal year-end, all of these notes were converted into Class B Non-Voting Common Stock; see "Material Changes and Other Information."

- William R. Bandy, a Director, Officer, and Secretary of the Company, holds a Convertible Promissory Note dated November 27, 2024 with principal of $50,000 plus accrued interest. The note bears simple interest at 10.00% per annum and is convertible at the Holder's election into Class B Non-Voting Common Stock at $2.00 per share.

- 

- Subsequent to the fiscal year covered by this report, William Francis Readdy, a Director, invested an aggregate of $100,000 in the Company through the direct purchase of 50,000 shares of Class B Non-Voting Common Stock at a price of $2.00 per share, in two installments funded on or about March 31, 2026 and April 24, 2026. These investments were made as direct purchases of common stock rather than as convertible promissory notes. Because Mr. Readdy is a Director, the issuance was approved by the disinterested members of the Board, with the material facts of his interest disclosed, pursuant to a Unanimous Written Consent dated June 5, 2026. The $2.00 per share price was consistent with the pricing at which Mr. Readdy and other investors provided capital to the Company during the same period of capital need, and was approved by the disinterested members of the Board as fair to and in the best interests of the Company.

**Consulting Services Provided by Tractal LLC**

Pursuant to a Consultant Agreement dated January 1, 2024, the Company has retained Tractal LLC, an entity wholly owned by Thomas W. Loveland, the Company's Chief Administrative Officer and a Director, to provide services consistent with the role of Chief Administrative Officer. The Company is obligated to pay Tractal LLC monthly fees of $8,333.33. As of December 31, 2025, the Company had accrued and unpaid obligations to Tractal LLC totaling approximately $150,000.

**Accrued Compensation Owed to Bryant George Cruse**

As of December 31, 2025, the Company had accrued and unpaid wages owed to Bryant George Cruse, the Company's Chief Executive Officer and Chairman, of approximately $33,333. This balance reflects the Company's deferral of compensation payments as a means of preserving cash during fiscal year 2025.

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Bryant George Cruse
(Signature)

Bryant George Cruse
(Name)

President, Chief Executive Officer,
and Chairman of the Board of Directors
(Title)

/s/Thomas Loveland
(Signature)

Thomas Loveland
(Name)

Chief Administrative Officer and
Principal Financial Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

***Instructions.***

1.     The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.     The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.